UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)

VSI Holdings, Inc. (VIS-AMEX)

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

918322 10 8

(CUSIP Number)

Steve Toth, Jr.
2100 N. Woodward Ave., West 201, Bloomfield Hills, MI 48304
(248) 644-0500

(Name Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1999

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the box. []

CUSIP No. 918322 10 8

13D

1)	Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Steve Toth, Jr. (S.S. # ###-##-####)
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ___ (b) ___
3)	SEC Use Only
4)	Source of Funds (See Instructions) WC
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	15,077,759 (45.33% of 33,259,931 shares)
	(8)	Shared Voting Power	12,722,996 (38.25%)
	(9)	Sole Dispositive Power	15,077,759 (45.33%)
	(10)	Shared Dispositive Power	12,722,996 (38.25%)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 27,800,755 (83.59%)
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 83.59% of 33,259,931 shares.
14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 918322 10 8

13D

Item 1. Security and Issuer.

The Item 1 response is restated in its entirety as follows:

This Amendment No. 12 to the Statement on Schedule 13D dated January 14, 1994, as amended by Amendment No. 1 dated February 26, 1994, Amendment No. 2 dated September 8, 1995, Amendment No. 3 dated February 18, 1997, Amendment No. 4 dated July 30, 1997, and Amendment No. 5 dated November 19, 1997, Amendment No 6A dated May 21, 1999, Amendment No. 7 dated August 16, 1999, Amendment No. 8 dated September 10, 1999, Amendment No. 9 dated October 12, 1999, Amendment No. 10 dated November 10, 1999 and Amendment No. 11 dated December 13, 1999, relates to the Common Stock, par value $.01 per share, of VSI Holdings, Inc. ("VSI"), a Georgia corporation, the principal address of which is 2100 North Woodward Ave., Suite 201 West, Bloomfield Hills, MI 48304.

Item 2. Identity and Background.

The Item 2 response is restated in its entirety as follows:

This Amendment No. 12 is filed by Steve Toth, Jr. ("Toth"), whose business address is 2100 North Woodward Ave., Suite 201 West, Bloomfield Hills, Michigan 48304. Toth is President of VSI and a United States citizen. During the last five years, Toth has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation thereof.

Item 3. Source and Amount of Funds or Other Consideration.

The Item 3 response incorporates all previous filings of Toth and is hereby amended by adding the following:

The open market purchases reported by this Amendment No. 12 occurred on December 17, 1999. CLT, a Michigan partnership of which Toth is controlling partner ("CLT"), purchased 10,000 shares on the open market at $3.484 average per share. CLT used its own, not borrowed, monies to fund the $34,837 purchase of the 10,000 shares.

On December 30, 1999, CLT purchased 55,533 shares from VSI employees at $3.0625 per share (fair market value that day). The shares purchased had recently been issued to VSI employees on the vesting date of their awards unders VSI's 1997 Restricted Stock Plan. Because the fair market value of the shares awarded, when vested and issuable, was taxable to the employees as ordinary income, some employees had stated their intent to sell some or all of their shares. Toth decided to give the employees a forum, as an alternative to the open market, to sell their shares to raise funds to pay taxes and for other purposes. CLT used its own, not borrowed, monies to fund the $170,070 purchase of the 55,533 shares at $3.0625 per share. At present, neither Toth nor CLT has plans to purchase additional shares which may be awarded and become vested to VSI employees.

Item 4. Purpose of Transaction.

The Item 4 response is not amended in any way.

Item 5. Interest in Securities of the Issuer.

The Item 5 response incorporates all previous filings of Toth and is hereby amended by adding the following:

(a) As of the date of this Amendment No. 12, Toth beneficially owned 27,800,755 shares, or approximately 83.59% of the 33,259,931 outstanding (excluding 300,250 treasury shares):

CUSIP No. 918322 10 8

13D

(1)	Toth is deemed to have the sole right to vote and dispose of the 1,950,586, 400,000, 11,826,323, and 900,850 shares (15,077,759 total; 45.33%) owned by (i) CLT, (ii) Toth as trustee of a Trust Agreement dated December 20, 1976 f/b/o Steve Toth, Jr.,(iii) Toth as trustee of a Trust Agreement dated July 9, 1983 f/b/o Steve Toth, Jr., and (iv) Toth as Executive Director of the Foundation, respectively, because as owner, controlling partner or trustee, Toth has sole voting and dispositive powers over those 15,077,759 shares
(2)	The 11,712,199 and 1,010,797 shares (12,722,996 total; 38.25%) are owned by Toth's spouse as trustee of (i) a Trust Agreement dated September 1, 1976 for the benefit of Toth's adult daughter and (ii) a Trust Agreement dated July 9, 1982 for the benefit of Toth's spouse, respectively. Because Toth's spouse may not be reasonably expected to oppose Toth's initiatives, Toth is deemed to have shared voting and dispositive powers over those 12,722,996 shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Materials to Be Filed as Exhibits.

None.

CUSIP No. 918322 10 8

13D

S I G N A T U R E

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: Janaury 11, 2000	/s/ Steve Toth, Jr.
Steve Toth, Jr.